IZEA Announces Preliminary Results of its
Modified Dutch Auction Tender Offer

ORLANDO, Fla. (June 17, 2025) – IZEA Worldwide, Inc. (NASDAQ: IZEA), a leading influencer marketing company that makes Creator Economy solutions for marketers, announced today the preliminary results of its modified “Dutch auction” tender offer (the “Offer”) to repurchase up to $8,700,000 of its common stock at a price of $2.80 per share (the "Purchase Price"), less any applicable withholding taxes and without interest, using cash on hand. The Offer expired at 5:00 P.M., Eastern time, on June 16, 2025 (the "Expiration Date").

Based on the preliminary count by Broadridge Financial Solutions, the depositary for the Tender Offer (the “Depositary”), a total of 36,682 shares were properly tendered and not properly withdrawn in the Tender Offer. In accordance with the terms and conditions of the Tender Offer, and based on the preliminary count by the Depositary, the Company expects to acquire 36,682 shares in the Tender Offer for an aggregated cost of approximately $108,310, excluding all fees and expenses. The shares to be acquired pursuant to the Tender Offer represent approximately 0.23% of the Company’s outstanding shares as of June 16, 2025.

The number of shares to be purchased in the Tender Offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and assumes that all shares tendered through notice of guaranteed delivery will be delivered within one trading day of the Expiration Date. The final number of shares to be purchased in the Tender Offer will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase under the Tender Offer, and return of shares tendered and not purchased, will occur promptly thereafter.

Important Information
The Offer described in this press release has commenced and will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. This announcement is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities of IZEA. The Offer is only being made pursuant to the Offer to Purchase, letter of transmittal, and related materials filed with the SEC as part of a Schedule TO. Stockholders are strongly encouraged to read the tender offer statement on Schedule TO, the Offer to Purchase, and other related documents, as they contain important information and an explanation of the terms and conditions for participation. Stockholders may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC's website at www.sec.gov or from the information agent for the Offer, MacKenzie Partners, by phone at 1-800-322-2885, or by e-mail addressed to tenderoffer@mackenziepartners.com.

About IZEA Worldwide, Inc.
IZEA Worldwide, Inc. (“IZEA”), is an influencer marketing company with a mission to make creator economy solutions for marketers. We do this by lighting up the Creator Economy with IZEAs—our strategies, campaigns, and solutions that build brands and drive demand. Since launching the industry’s first-ever influencer marketing platform in 2006, IZEA has facilitated nearly 4 million collaborations between brands and creators.

Press Contact
Matt Gray
IZEA Worldwide, Inc.
Phone: 407-674-6911
Email: ir@izea.com